SCHEDULE 13D

CUSIP No. G21515104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

China Biologic Products Holdings, Inc.

(Name of issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of class of securities)

G21515104 (1)

(CUSIP number)

Joseph Chow
Chief Executive Officer

18th Floor, Jialong International Building, 19 Chaoyang Park Road

Chaoyang District, Beijing 100125

People’s Republic of China
Tel: +86 (10) 6598-3111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s Ordinary Shares.

SCHEDULE 13D

CUSIP No. G21515104

(1)	Names of reporting persons Joseph Chow (“Mr. Chow”)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 111,509 Ordinary Shares (1)
	(8)	Shared voting power 0 Ordinary Shares
	(9)	Sole dispositive power 111,509 Ordinary Shares (1)
	(10)	Shared dispositive power 0 Ordinary Shares
(11)	Aggregate amount beneficially owned by each reporting person 111,509 Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.3%*
(14)	Type of reporting person (see instructions) IN

* Calculation is based upon 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported in the Form 6-K furnished with the SEC by the Issuer on August 17, 2020.

SCHEDULE 13D

CUSIP No. G21515104

Item 1. Security and Issuer.

This statement on this Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of China Biologic Products Holdings, Inc., a Cayman Islands exempted company (the “Issuer”) whose principal executive offices is 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, People’s Republic of China.

The Issuer’s Ordinary Shares are listed on the NASDAQ Global Select Market under the symbol “CBPO”.

Item 2. Identity and Background.

This Schedule is being filed by Mr. Joseph Chow, a citizen of the United States, the Chairman of the board of directors of the Issuer (the “Board”) and the Chief Executive Officer of the Issuer (“Mr. Chow” or the “Reporting Person”), pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended. The business address of the Reporting Person is 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, People’s Republic of China.

The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3. Source and Amount of Funds.

The Initial Consortum Mebmers (as defined below) anticipates that, at the price per Ordinary Share set forth in the Proposal (as defined below), approximately $1.93 billion would be expended in acquiring all of the Ordinary Shares owned by shareholders of the Issuer other than the members of the Buyer Consortium (as defined below) and their respective affiliates.

It is anticipated that the funding for the Transaction (as described below) will be provided by a combination of debt and equity financing. The equity financing will be provided by the members of the Buyer Consortium in the form of cash and through the rollover of all or part of the equity interests beneficially owned by the Buyer Consortium members and their respective affiliates (the “Rollover Securities”). Debt financing, if used, will be primarily provided by one or more third party financial institutions.

Item 4. Purpose of the Transaction.

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 4.

On September 18, 2019, Beachhead Holdings Limited (“Beachhead”), PW Medtech Group Limited (“PWM”), CITIC Capital China Partners IV, L.P., represented by its general partner CCP IV GP Ltd. (“CITIC Capital”), Parfield International Ltd. (“Parfield”), HH SUM-XXII Holdings Limited (“Hillhouse”) and V-Sciences Investments Pte Ltd (“V-Sciences”, together with Beachhead, PWM, Parfield, CITIC Capital and Hillhouse, each, an “Initial Consortium Member,” collectively the “Initial Consortium Members”) entered into a consortium agreement (as amended on January 23, 2020, the “Consortium Agreement”).

Pursuant to the Consortium Agreement, each member of the Initial Consortium Members, together with any additional parties who may, after the date thereof, join the Consortium Agreement, collectively, the “Buyer Consortium”, has agreed, among other things, to (i) cooperate with other members of the Buyer Consortium in good faith in arranging financing; engaging advisors and preparing definitive documentation in connection with an acquisition transaction (the “Transaction”) with respect to the Issuer as contemplated by the Proposal (as defined below), (ii) for a period of 12 months after the date of the Consortium Agreement, work exclusively with each other with respect to the Transaction and vote all equity securities held or otherwise beneficially owned by it in the Issuer in favor of the authorization and approval of the Transaction and any definitive documentation in connection therewith, and (iii) cancel the Rollover Securities for no consideration and subscribe for certain number of newly issued shares of a new company to be formed by the Buyer Consortium.

SCHEDULE 13D

CUSIP No. G21515104

On September 18, 2019, the Buyer Consortium submitted a non-binding preliminary proposal (the “Proposal”) to the Board. In the Proposal, the Buyer Consortium proposed to acquire all of the outstanding Ordinary Shares of the Issuer (other than the Rollover Securities) for $120 per share in cash. The Proposal also provided that, among other things, the Buyer Consortium would (a) conduct customary due diligence on the Issuer and (b) negotiate and execute definitive agreements with respect to the Transaction that would provide for representations, warranties, covenants and conditions that would be typical, customary and appropriate for transactions of this type. The Proposal further stated that the Buyer Consortium expected that the Board would set up a special committee (the “Special Committee”) comprised of independent and disinterested directors and that the Special Committee will consider the Proposal and make a recommendation to the Board.

If the Transaction is carried out and consummated, the Ordinary Shares of the Issuer will no longer be traded on the Nasdaq Global Select Market and the registration of the Ordinary Shares of the Issuer under Section 12 of the Act is expected to be terminated. No assurance can be given that any definitive agreement will be entered into or the Transaction will be consummated. The Proposal provides that it does not constitute any binding commitment with respect to the Transaction and that a binding commitment will result only from the execution of definitive agreements based on the terms and conditions therein.

On September 16, 2020, Mr. Chow executed a deed of adherence to the Consortium Agreement (“Chairman Adherence Deed”), pursuant to which Mr. Chow joined the Buyer Consortium as an Initial Consortium Member.

On September 16, 2020, the Initial Consortium Members entered into an exclusivity extension letter (the “Exclusivity Extension Letter”), pursuant to which such Initial Consortium Members agreed to extend the Exclusivity Period as defined in Section 4.1 of the Consortium Agreement to December 17, 2020.

In connection with the entry into the Chairman Adherence Deed and the Exclusivity Extension Letter, the Board has granted to the Initial Consortium Members and other applicable parties a waiver from complying with certain restrictions as agreed under (i) that certain investor rights agreement entered into by and between PWM and the Issuer, and (ii) that certain confidentiality agreements, dated as of October 20, 2019, entered into by each of Beachhead, PWM, Parfield, CITIC Capital, Hillhouse and V-Sciences, respectively, and the Issuer. The Board has also determined, among other things, that such Initial Consortium Members and their respective affiliates will not be deemed to be an “Acquiring Person” under the Issuer’s currently effective preferred shares rights agreement, nor shall any provision under such preferred shares rights agreement be otherwise triggered for the entry into, or the performance of any obligations under, the Consortium Agreement, the Chairman Adherence Deed and the Exclusivity Extension Letter.

References to the Consortium Agreement, the Proposal, Chairman Adherence Deed and the Exclusivity Extension Letter in this Schedule 13D are qualified in their entirety by reference to Consortium Agreement, the Proposal, the Chairman Adherence Deed and the Exclusivity Extension Letter, copies of which are attached hereto as Exhibits incorporated herein by reference in their entirety.

Except as disclosed in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b)	Items 7 through 11 and 13 (including the footnotes thereto) of each of the cover pages of this Schedule 13D are incorporated by reference into this Item 5.

Because of the arrangements in the Consortium Agreement, the parties to such agreements are deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act, and such “group” is deemed to beneficially own an aggregate of 26,486,140 Ordinary Shares, which represents approximately 68.6% of the total number of Ordinary Shares issued and outstanding as of June 30, 2020 as reported in the Issuer’s Form 6-K filed on August 17, 2020. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the Ordinary Shares beneficially owned by Beachhead, PWM, Parfield, CITIC Capital, Hillhouse and V-Sciences and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership isexpresslydisclaimed.

SCHEDULE 13D

CUSIP No. G21515104

(c)	Except as set forth herein, to the knowledge of the Reporting Person with respect to the persons named in response to Item 5(a), none of the person named in response to Item 5(a) has effected any transactions in the Ordinary Shares during the past 60 days.

(d)	No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Consortium Agreement dated as of September 18, 2019 by and among the Initial Consortium Members (incorporated by reference to Exhibit 99.1 of the Schedule 13D/A filed by Beachhead and its affiliates on September 19, 2019).
99.2	Amendment No. 1 to Consortium Agreement dated as of January 23, 2020 by and among the then existing Initial Consortium Members (incorporated by reference to Exhibit 5 of the Schedule 13D/A filed by Beachhead and its affiliates on January 24, 2020).
99.3	Proposal from the Buyer Consortium to the Board dated as of September 18, 2019 (incorporated by reference to Annex A of the Issuer's Report of Foreign Private Issuer on Form 6-K filed by the Issuer on September 19, 2019).
99.4	Exclusivity Extension Letter, dated as of September 16, 2020, by and among the Initial Consortium Members (incorporated be reference to Exhibit 1 of the Schedule 13D/A filed by Beachhead and its affiliates on September 17, 2020).
99.5	Chairman Adherence Deed, dated as of September 16, 2020, by Mr. Chow (incorporated be reference to Exhibit 2 of the Schedule 13D/A filed by Beachhead and its affiliates on September 17, 2020).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 21, 2020

By:	/s/ Joseph Chow
Name:	Joseph Chow
Title:	Chairman of the Board and Chief Executive Officer